

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 7, 2007

Via U.S. mail

Mr. Terence Barr, Managing Director, President and Chief Executive Officer
Samson Oil & Gas Limited
Level 36, Exchange Plaza
2 The Esplanade
Perth, Western Australia 6000
Australia

> **Re: Samson Oil & Gas Limited**
> **Amendment No. 3 to Registration Statement on Form 20-F**
> **Filed November 27, 2007**
> **File No. 001-33578**

Dear Mr. Barr:

We have reviewed your amended filing and your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business Overview, page 20

State GC Oil and Gas Field, New Mexico, page 23

1.   Please revise your document to remove the reference to 3D seismic proven to be accurate in determining the incident of porous zones as, to the best of our knowledge, 3D seismic cannot determine porosity or other rock properties.

North Stockyard Project – Williston Basin, North Dakota, page 24

2.   We note your statement that the Harstad well, which is currently producing
        BOPD "could" increase to 400 BOPD as a result of an acid fracture simulation.
        Provide us with support for this figure and for your statements regarding "the
        experience of operator and industry reservoir engineers."   We remind you of the
        requirement of Rule 10 of Regulation S-K regarding projections.

Estimated Proved Oil and Gas Reserves, page F-71

3.   Please revise your document to include appropriate explanations for significant
        changes in the reserve table. For example we note significant changes in reserves
        due to revisions in 2006 and 2007. Please see paragraph 11 of SFAS 69.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

Terence Barr
Samson Oil & Gas Limited
December 7, 2007
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Murphy at (202) 551-3703 with any questions regarding the above engineering comments. Please contact me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: B. Skinner
     N. Mohammed
     J. Murphy

     Via facsimile:
     S. Lee Terry, Jr.
     (303) 892-7400